Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG
Group Corporate Office
Martina Peterhofen
Unsoeldstrasse 2
80538 Muenchen
Germany

Rule 12g3-2(b) File No.
82-34748

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

August 11, 2004

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Head of Group Corporate Office
Martina Peterhofen

Enclosures

(1) August 11, 2004:	Press Release: Hypo Real Estate Group reports strong earnings growth in the first six months of 2004 – net income before taxes rose by 46 percent.
(2) August 11, 2004:	Hypo Real Estate Group Interim Report at June 30, 2004.
(3) August 11, 2004:	Analyst Presentation

Dlw 8/17

Analyst Conference Call
August 11, 2004

Hypo Real Estate
GROUP



Results H1 2004
Dr. Markus Fell, CFO

Rule 12g3-2(b) File No.
82-34748

Conference Call Details

- Date and Time: August 11, 2004 starting at 14:00 CET

- You can participate dialling:
  + 49 (0) 69 22222 0408
  + 44 (0) 20 7098 0703 (for participants from the UK)
  + 1 718 354 1157 (for participants from the US)

- A replay will be available until Friday under:
  + 49 (0) 69 22222 0418
  + 44 (0) 20 7984 7578 (for participants from the UK)
  + 1 718 354 1112 (for participants from the US)
  The required pin code is: 881045

- There will be a replay on our website for 3 months: www.hyporealestate.com

Hypo Real Estate Group
H1 2004 pre-tax profit up 46 %



PRE-TAX PROFIT
(€ MM)
120
100
80
60
40
20
0
78
114
+46%
+90%
½ 2003
H1 2004
NET INCOME & ROE
(€ MM)
100
80
60
40
20
0
2.8% ROE
58
4.0% ROE
84
+45%
½ 2003
H1 2004
"Lucky-Buy" Effect WestHyp

- Substantial increase in profitability
  - Adjusted for the € 35 MM "Lucky-Buy" Effect WestHyp in 2003 the increase in PBT would be even 90 % from ½ 2003 to H1 2004
- Risk provisions in-line with planning
- Return on equity after tax 4.0 %
- On track to deliver on our targets

Hypo Real Estate GROUP

Hypo Real Estate Group
Increased profitability across all segments

RETURN ON EQUITY DEVELOPMENT – SPLIT BY DIVISION



10%
8%
6%
4%
2%
0%
-2%
4.3%
10.1%
8.2%
10.1%
-0.7%
-0.6%
2.8%
4.0%
Hypo International
WuerttHyp
Hypo Germany
Hypo Group
ROE 2003
ROE H1 2004

Hypo Real Estate GROUP

Hypo Real Estate Group
Total operating income up 8.1 %

KEY FINANCIALS (IFRS)

(€ MM)	H1 2004	½ 2003[1]	Change (%)
Net interest income	346	337	+ 2.7
Provisions for losses on loans and advances[2]	(146)	(126)	+ 15.9
Net commission income	49	22	> + 100
Total operating income	**399**	**369**	**+ 8.1**
General administrative expenses	(149)	(130)	+ 14.6
Operating result	**104**	**113**	**- 8.0**
Net income from investments	15	0	> + 100
Result of ordinary activities/net income or loss before taxes	**114**	**78**	**+ 46.2**
Net income/loss	**84**	**58**	**+ 44.8**

- Net interest income stable (increase in Hypo International has offset the decrease in Hypo Germany due to portfolio reduction and missing € 17 MM pro-rata dividend of FGH Bank included in ½ 2003)
- Loan loss provisions include proportional risk shelter of € 65 MM (½ 2003: € 230 MM)
- Higher net commission income resulting from Hypo International
- General administrative expenses increased due to establishing and expanding the international business
- Net income from investments nearly unchanged, given that previous year includes the pro-rata write-off of € 17 MM on the FGH-sale

Notes
1. Pro-rata financial data based on the audited annual report of Hypo Real Estate Group for fiscal year 2003
2. Including pro-rata risk shelter of € 65 MM (€ 230 MM for ½ 2003) from HVB AG

Hypo Real Estate GROUP

Hypo Real Estate Group

Return on equity of 4.0 % at the high end of our target range for 2004

KEY FINANCIALS (IFRS)

	30.06.2004	**31.12.2003**[1]
Total assets (€ Bn)[2]	148	153
Tier 1 (€ MM)[3]	4,103	4,122
Total loans (€ Bn)[2]	106	114
RWA (€ Bn)[3]	52	54
CIR (%)	37.3	35.2
LLP in bp of total loans[4]	40	63
ROE after taxes (%)	4.0	2.8

- Total assets reduction caused by the fast restructuring in Hypo Germany
- CIR up due to decreased operating income from downsizing of the portfolio at Hypo Germany and in-line with planning
- ROE of 4.0 % despite non-existing profit contribution by Hypo Germany

Notes

1. Financial data based on the audited annual report of Hypo Real Estate Group for fiscal year 2003
2. Including accrued interests according to IFRS
3. According to BIS
4. Annualised; excluding pro-rata risk shelter of € 65 MM (€ 230 MM for ½ 2003) from HVB AG

Hypo Real Estate GROUP

Hypo Real Estate Bank International
Profit more than doubled

KEY FINANCIALS (IFRS)

(€ MM)	H1 2004	½ 2003[1]	Change (%)
Net interest income	111	69	+ 60.9
Provisions for losses on loans and advances	(27)	(19)	+ 42.1
Net commission income	62	27	> + 100
General administrative expenses	(58)	(32)	+ 81.3
Operating result	**91**	**46**	**+ 97.8**
Net income from investments	3	(2)	-
Result of ordinary activities/net income or loss before taxes	**94**	**44**	**> + 100**
Net income/loss	**72**	**29**	**> + 100**

- Net interest income increased substantially due to the contribution of the US Portfolio and the new business
- Risk provisioning consists only of non specific loan loss provisions
- Higher commission income reflects the nature of the international business model
- General Administrative expenses increased due to further establishing and expanding the international business
- Net income more than doubled compared to previous year

Note
1. Pro-rata financial data based on the audited annual report of Hypo Real Estate Group for fiscal year 2003

Hypo Real Estate GROUP

Hypo Real Estate Bank International
New business well in line with the full-year plan



HVB International Real Estate
Hypo International
(€ Bn)
11.7(1)
12
10
8
6
4
2
0
30%
-
25%
3.7(3)
0.7
3.7(3)
60%
-
55%
Actual 2002
Target 2003
Actual 2003
Q1/2004
H1/2004
Target 2004

- New business volumes are in line with the full year plan
- Competitive market in the UK but active markets in the US, France, Italy, Spain and Scandinavia
- Opening of our subsidiary in Japan and planned opening of a subsidiary in the Netherlands will increase diversification
- ROE on new business approximately 14 %
- So far we have used the MTN-Program to the extent of € 1.4 Bn

Notes
1. New business p.a. before syndication, amortization and securitization
2. As % of 2002 volume
3. Excluding PBI's new business

Hypo Real Estate GROUP

WuerttHyp continues to be a stable pillar

KEY FINANCIALS (IFRS)			
(€ MM)	H1 2004	½ 2003[1]	Change (%)
Net interest income	54	55	- 1.8
Provisions for losses on loans and advances	(9)	(12)	- 25.0
Net commission income	(5)	(2)	> - 100
General administrative expenses	(15)	(16)	- 6.3
Operating result	**25**	**24**	**+ 4.2**
Net income from investments	7	3	> + 100
Result of ordinary activities/net income or loss before taxes	**32**	**27**	**+ 18.5**
Net income/loss	**32**	**26**	**+ 23.1**

- Pre-tax profit up 18.5 %, by year end it is expected to meet the target range of € 55-60 MM
- Due to the Profit and Loss Transfer Agreement with Hypo Real Estate Holding AG, there are no income taxes paid on the segment level

Note
1. Pro-rata financial data based on the audited annual report of Hypo Real Estate Group for fiscal year 2003

Hypo Real Estate Bank in Germany
Pre-tax result improved despite lower risk shelter

KEY FINANCIALS (IFRS)

(€ MM)	H1 2004	½ 2003[1]	Change (%)
Net interest income	182	210	- 13.3
Provisions for losses on loans and advances[2]	(110)	(95)	+ 15.8
Net commission income	(8)	(3)	> - 100
General administrative expenses	(67)	(76)	- 11.8
Balance of other operating income/expenses	1	11	> - 100
Operating result	**(2)**	**47**	**> - 100**
Net income from investments	6	(1)	-
Restructuring expenses	(5)	(43)	- 88.4
Result of ordinary activities/net income or loss before taxes	**(1)**	**(6)**	**+ 83.3**
Net income/loss	**(7)**	**(8)**	**+ 12.5**

- Net interest income is lower due to the reduced portfolio. Furthermore, last year's number includes a € 17 MM FGH dividend
- Loan loss provisions shown after the utilization of € 65 MM risk shelter from HVB resulting in a gross reduction of € 150 MM
- General administrative expenses have been reduced due to restructuring

Notes
1. Pro-rata financial data based on the audited annual report of Hypo Real Estate Group for fiscal year 2003
2. Including pro-rata risk shelter of € 65 MM (€ 230 MM for ½ 2003) from HVB AG

Hypo Real Estate Bank in Germany
Still well on track downsizing the low margin portfolio parts

PORTFOLIO DEVELOPMENT 12/2002 – 06/2004(1,2)



(€ Bn)
100
75
50
25
0
107.9
88.8
19.1
45.7
25.0
92.9
74.4
18.6
35.9
21.9
86.9
69.3
17.5
32.8
20.4
12.2002
12.2003
06.2004
Commercial
Residential
State Finance (Loans)
State Finance (Bonds)

- Further portfolio reduction by € 6 Bn in H1 2004 thereof roughly € 1 Bn in State Finance Bonds
- Total reduction of € 21 Bn since start of the restructuring (18 months ago)
- Workout volume (€ 3.65 Bn) relatively stable

Notes
1. Based on loans outstanding
2. Internal, unaudited figures as of 06/2004

Hypo Real Estate GROUP

Hypo Real Estate Bank in Germany
German conditions better than originally planned

REAL ESTATE PROLONGATIONS JAN - JUN 2004



(€ Bn)
3
2
1
0
2.7
(0.8)
(0.5)
1.4
Volume to be prolonged
Repayment
In Negotiation
Volume prolonged
50% @ above 160 bp (avg.)

- Prolongation strategy has been continued successfully:
  - Prolongation rate of 50 % in H1 (vs. plan of 65 %)
  - Net margin of more than 160 Bp (vs. plan of 125 Bp)

Hypo Real Estate Group
Well on track with the Business Plan for 2004

KEY FIGURES

(€ MM)	Target 2004	Target H1/04	H1/04
Total Operating Income	≈ 790-805	≈ 395-403	399
Risk Provisions	≈ (285)-(275)	≈ (143)-(138)	(146)
General Administrative Expenses	≈ (310)-(300)	≈ (155)-(150)	(149)
Profit before tax	≈ 205-225	≈ 103-113	114
ROE after tax	≈ 3.5%-4.0%	≈ 3.5%-4.0%	4.0%
Hypo International – Profit before tax	≈ 175-185	≈ 88-93	94
WuerttHyp – Profit before tax	≈ 55-60	≈ 28-30	32
Hypo Germany – Profit before tax	≈ (5)-0	≈ (3)-0	(1)

Profits and ROE in H1 are in-line with the full-year targets

Hypo Real Estate GROUP

- IMPORTANT NOTICE -

This presentation is not an offer or invitation to subscribe for or purchase any securities. Shares of Hypo Real Estate Holding AG have been distributed only to existing shareholders of Bayerische Hypo- und Vereinsbank AG (HVB) in connection with the spin-off of the commercial real estate financing business of HVB into Hypo Real Estate Holding AG, and no shares of Hypo Real Estate Holding AG were for sale in connection with such spin-off or the listing of such shares on the Frankfurt Stock Exchange and on the Vienna Stock Exchange.

No warranty is given as to the accuracy or completeness of the information in this presentation. You must make your own independent investigation and appraisal of the business and financial condition of any issuer mentioned in this presentation and of the securities of that issuer.

Nothing in this presentation shall form the basis of any contract or commitment whatsoever.

This presentation is furnished to you solely for your information. You may not reproduce it or redistribute to any other person.

This presentation may only be made, distributed or passed on to persons in the United Kingdom in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply.

This presentation contains forward-looking statements. These statements may be identified by such words as “may”, “plans”, “expects”, “believes” and similar expressions, or by their context. These statements are made on the basis of current knowledge and assumptions. Various factors could cause actual future results, performance or events to differ materially from those described in these statements. Such factors include general economic conditions, the conditions of the financial markets in Germany, in Western Europe and in the United States, the performance of the Hypo Real Estate Group’ core markets and changes in laws and regulations. No obligation is assumed to update any forward-looking statements.

The roadshow presentation and any written materials distributed during such presentation are made available only to qualified institutional buyers, as such term is defined in Rule 144A under the U.S. Securities Act of 1933, as amended ("QIBs"). By participating in the roadshow presentation and accepting this document, you are deemed to represent that you are a QIB.

By participating in this presentation or by accepting any copy of the slides presented, you agree to be bound by the foregoing limitations.

Contact Details
Equity Investor Relations Team

Ulrich Kern
(Head of Investor Relations)
+49 (0)89 203 007 780
ulrich.kern@hyporealestate.com

Frank Ertz
+49 (0)89 203 007 776
frank.ertz@hyporealestate.com

Robert Hoerberg
(Trainee)
+49 (0)89 203 007 778
robert.hoerberg@hyporealestate.com

Hypo Real Estate GROUP

Back-up

Hypo Real Estate GROUP

Hypo Real Estate Group
Quarter by quarter in 2004

KEY FINANCIALS (IFRS)

(€ MM)	**Q1 2004**	**Q2 2004**
Net interest income	166	180
Provisions for losses on loans and advances[1]	(71)	(75)
Net commission income	24	25
Total operating income	**191**	**208**
General administrative expenses	(72)	(77)
Operating result	**48**	**56**
Net income from investments	11	4
Result of ordinary activities/net income or loss before taxes	**55**	**59**
Net income/loss	**41**	**43**

Notes
1. Including pro-rata risk shelter of € 32.5 MM from HVB AG for each quarter

Hypo Real Estate GROUP

Hypo Real Estate International
Quarter by quarter in 2004

KEY FINANCIALS (IFRS)		
(€ MM)	**Q1 2004**	**Q2 2004**
Net interest income	50	61
Provisions for losses on loans and advances	11	16
Net commission income	32	30
Total operating income	83	93
General administrative expenses	26	32
Operating result	46	45
Net income from investments	-	3
Result of ordinary activities/net income or loss before taxes	46	48
Net income/loss	33	39

Hypo Real Estate GROUP

WuerttHyp
Quarter by quarter in 2004

KEY FINANCIALS (IFRS)		
(€ MM)	Q1 2004	Q2 2004
Net interest income	26	28
Provisions for losses on loans and advances	5	4
Net commission income	-4	-1
Total operating income	22	27
General administrative expenses	8	7
Operating result	9	16
Net income from investments	7	-
Result of ordinary activities/net income or loss before taxes	16	16
Net income/loss	16	16

Hypo Real Estate GROUP

Hypo Real Estate Bank in Germany
Quarter by quarter in 2004

KEY FINANCIALS (IFRS)		
(€ MM)	**Q1 2004**	**Q2 2004**
Net interest income	91	91
Provisions for losses on loans and advances[1]	55	55
Net commission income	-4	-4
Total operating income	87	88
General administrative expenses	33	34
Operating result	-1	-1
Net income from investments	4	2
Result of ordinary activities/net income or loss before taxes	-1	0
Net income/loss	-1	-6

Notes
1. Including pro-rata risk shelter of € 32.5 MM from HVB AG for each quarter

Hypo Real Estate GROUP

Rule 12g3-2(b)
File No. 82-3474 8

Hypo Real Estate
GROUP

Interim Report at June 30, 2004

FINANCIAL HIGHLIGHTS

Operating performance		1.1.–30.6.2004	½ von 2003
Net income before taxes	€ m	114	78
Net income	€ m	84	58
Earnings per share	€	0.62	0.43
Key ratios		**30.6.2004**	**31.12.2003**
Return on equity after taxes[1]	%	4.0	2.8
Cost-income ratio (based on operating revenues)	%	37.3	35.2
Balance sheet figures		**30.6.2004**	**31.12.2003**
Total assets	€ bn	148.5	152.9
Shareholders' equity (excluding revaluation reserve)	€ bn	4.3	4.2
Key capital ratios compliant with BIS rules		**30.6.2004**	**31.12.2003[2]**
Core capital	€ bn	4.1	4.1
Equity funds	€ bn	6.0	6.2
Risk assets	€ bn	51.8	54.0
Core capital ratio	%	7.9	7.6
Equity funds ratio	%	11.6	11.5
Personnel		**30.6.2004**	**31.12.2003**
Employees		1,463	1,461
Portfolio figures		**30.6.2004**	**31.12.2003**
Volume of international real estate financing	€ bn	25.2	24.2
Volume of German real estate financing	€ bn	38.7	39.4
Volume of state financing	€ bn	70.7	73.9

1) Annualized.
2) As per approved annual financial statements.

RATINGS

As at June 2004

Hypo Real Estate Bank International plc	Moody's	S&P	Fitch Ratings
Long-term/short-term/financial strength	A3/Stable/P-2	A–/neg./A-2	–
Württembergische Hypothekenbank AG	**Moody's**	**S&P**	**Fitch Ratings**
Long-term/short-term/financial strength	A3/Stable/P-2	A–/neg./A-2	–
Hypo Real Estate Bank AG	**Moody's**	**S&P**	**Fitch Ratings**
Long-term/short-term/financial strength	Baa1/Stable/P-2	BBB/neg./A-3	BBB/Stable/F3

Due to rounding, numbers presented troughout this document may add up precisely to the totals we

Preface of the Chairman of the Executive Board

Dear Shareholders,

Hypo Real Estate Group once again recorded a very positive business development in the second quarter of fiscal year 2004. After the first six months, all important operating performance ratios are within the parameters of our ambitious plans. We can therefore fully confirm our forecasts for the entire fiscal year 2004. With the expansion of the Group, Hypo Real Estate Group has sharpened its profile as a company with a strong asset base.

In the first half of the year, our Group achieved consolidated net income before taxes of € 114 million. This represents an increase of 46 % over the pro rata prior year figure. Adjusted by the exceptional income item generated in prior year from the purchase of minority interests in the former WestHyp in 2003 net income before taxes even increased by 90 %.

As expected, our operating business accelerated during the second quarter. The growth in operating revenues was markedly higher in the second quarter than in the first – with risk development in all business units conforming to expectations.

At Hypo Real Estate International, operating revenues nearly doubled to € 176 million in the first half of the year. Contributing factors were the inclusion of the US real estate financing portfolio acquired at the end of 2003 as well as operating improvements in other countries. It is encouraging that new business has grown dynamically from April to June. The refinancing could be adjusted correspondingly to the growth in new business. As part of the MTN program issued at the start of the year, € 1.4 billion in bonds were therefore placed in the market by the end of June.

To extend the geographic range of the portfolio of this business segment and take advantage of growth opportunities, extension of our business activities to new markets continues to have priority. Our Japanese branch in Tokyo opened for business on July 1, 2004. Preparations are also well advanced for taking up business activities in Hong Kong.

It is also worth noting that the share of commission income in Hypo Real Estate International is rising and, after the first half year, already makes up one third of all operating revenues. This confirms that our business is increasingly assuming an investment banking character, in conformity with the business model of Hypo Real Estate International.

Wuerttembergische Hypothekenbank continued its very solid development in the first half of the year, achieving growth in net income before taxes by 19 % to € 32 million. However, since this result included special items, semiannual performance can not be projected for the entire year, for which a target corridor of € 55 to € 60 million is still budgeted.

The planned reduction of loan portfolios with inadequate margins in Hypo Real Estate Germany continues to proceed well. The Executive Board expects that it will be possible to already complete the restructuring by the end of 2004, and not as originally planned in 2005. We are working intensively on solutions that will take us forward considerably in this regard. We are also examining all possibilities for selling the unprofitable or non-strategic segments of our portfolio in a manner that conforms with our strategic objectives. Simultaneously, we are preparing to take up new business in Germany again, which should occur in the foreseeable future.

With net income before taxes of minus € 1 million, Hypo Real Estate Germany performed as expected in the first six months of 2004.

Overall, it is evident after the first half of the current fiscal year that Hypo Real Estate Group is fully on course. We continue to expect an increase in consolidated net income before taxes in the € 205 to € 225 million range, combined with an improved return on equity after taxes of between 3.5 % and 4 %.

We are pleased that the capital market continues to display confidence in our company. This is demonstrated, in particular, by the development of the share price of Hypo Real Estate Holding. The share has appreciated considerably since the middle of May, following a slight drop in the share price, mainly caused by profit taking after major growth in the value of the share since the initial quotation on October 6, 2003.

We also regard the positive signals we received from you, our shareholders, at the first Annual General Meeting of Hypo Real Estate Group Holding AG at the beginning of June 2004 as confirmation of our strategy. My colleagues on the Executive Board thank you again for your active support and for your praise, criticism and constructive suggestions. We look forward to continuing our dialogue with you.

Yours sincerely,



Georg Funke
Chairman of the Executive Board

The most important results of the 2004 Annual General Meeting

Hypo Real Estate Holding held its first Annual General Meeting on June 4, 2004, in Gasteig in Munich, and rendered account for 2003, its first fiscal year, to some 3,000 shareholders in attendance. The shareholders approved the management's resolutions by a large majority. They included placement of undistributed earnings of € 37.4 million into retained earnings for fiscal year 2004, discharge of the Executive Board and Supervisory Board, replacement of the previously authorized capital with a newly authorized capital in the amount of € 201.1 million, creation of conditional capital in the amount of € 40.1 million, new rules for Supervisory Board remuneration and the choice of KPMG Deutsche Treuhand-Gesellschaft AG as the independent auditor for the 2004 fiscal year.

A request submitted by Bayerische Landesstiftung to convert its 3,638,400 preference shares into the same number of ordinary shares failed to find a majority at the Annual General Meeting.

A large majority of the shareholders approved also the extension of the Supervisory Board from three to six members. This extension beyond the legal minimum of three members improves its ability to act and permits the establishment of committees. The recommended candidates, who also reflect the Group's internationalization, were elected with large majorities.

In the subsequent Supervisory Board meeting, Kurt F. Viermetz was again unanimously elected Chairman of the Supervisory Board. Prof. Dr. Klaus Pohle was elected Vice Chairman of the Supervisory Board. The Supervisory Board also includes Dr. Ferdinand Graf von Ballestrem, Antoine Jeancourt-Galignani from Paris, Dr. Pieter Korteweg from Amsterdam and Robert H. Mundheim from New York. Dr. Götz Wricke did not stand for reelection. The company thanks Dr. Wricke for his services.

The Committee for Nomination and Board Procedures and the Audit Committee have been constituted in the meantime. The Committee for Executive Board Matters is chaired by Kurt F. Viermetz. Additional members are Prof. Dr. Klaus Pohle and Dr. Pieter Korteweg. Prof. Dr. Klaus Pohle has taken on the position of chair of the Audit Committee, which also includes Antoine Jeancourt-Galignani and Dr. Ferdinand Graf von Ballestrem.

Hypo Real Estate Holding Shares

The consolidation of the stock market, which began in the first quarter of this year, continued in the second quarter, particularly under the impact of the rise in oil prices and uncertainty about broader economic trends. From April to June, the international Dow Jones and Euro STOXX 50 indexes only moved sideways (+0.8% during the quarter). The German indexes DAX and MDAX performed better, with a plus of 5.1% and 7.6%, respectively. But the Prime Bank index, which is important for this share, declined by 2.1%.

SHARE
Index: 31.3.2004 = 100


108
106
104
102
100
110
105
100
95
90
31.3.2003
30.4.2004
31.5.2004
30.6.2004
CXPB (Prime Banks)
MDAX
HRX (Hypo Real Estate Holding AG)

Even in this market environment, the Hypo Real Estate share continued to outperform the overall market. With an increase in value of 5.6%, it performed 7.7 percentage points better than the Prime Banks benchmark. Only the MDAX index performed 2 percentage points better than the Company's share. The drop in price prior to the announcement of the first quarter's figures was reversed after the announcement.

KEY FIGURES ON THE HYPO REAL ESTATE SHARE AS OF JUNE 30, 2004

Number of listed shares	Number	130,433,775
Average number of listed shares in Q2	Number	130,433,775
Market capitalization on 30.6.2004	€ million	3,145
Number of ordinary shares on 30.6.2004	Number	130,433,775
Number of preference shares on 30.6.2004	Number	3,638,400
Earnings per share	€	0.62
Q2 high (30.6.2004)[1]	€	24.11
Q2 low (10.5.2004)[1]	€	20.27
Initial listing on 6.10.2003	€	11.25
quarterly closing price[1]	€	24.11
German securities identification number – ordinary shares		802 770
ISIN – ordinary shares		DE 000 802 770 7
Known shareholders with more than 5 % stable		Brandes Investment Partners 9.09 %, Egerton Capital 5.03 %, Morgan Stanley & Co. International 5.90 %

1) Xetra closing prices on the Frankfurt Stock Exchange.

The employees of the Hypo Real Estate Group

As of June 30, 2004, 1463 people were employed by Hypo Real Estate Group (compared to 1449 on March 31, 2004). This represents a slight increase in employee numbers for the entire Group. Hypo Real Estate Germany had a total of 784 employees on June 30, 2004 compared to 814 on March 31, 2004. The planned staff cuts were implemented.

The headcount at Württemberger Hypo remained unchanged at 174.

At Hypo Real Estate Bank International, there was a further increase in employees, both at headquarters and in the branches, in line with business expansion. On June 30, 2004, 464 (417) people were in the bank's service. Of these, 137 (123) were employed in the Dublin headquarters.

Development in the individual business segments

Earnings developed according to plan in the first six months of the current year. In all three business segments – Hypo Real Estate International, Wuerttembergische Hypothekenbank and Hypo Real Estate Germany – net income before taxes was at the upper end of the planning corridor or slightly above.

In € million

	1.1.–30.6.2004	Plan ½ of 2004
Hypo Real Estate International		
Net income before taxes	94	88 to 93
Wuerttembergische Hypothekenbank		
Net income before taxes	32	28 to 30
Hypo Real Estate Germany		
Net income before taxes	–1	–3 to 0

Hypo Real Estate International

EARNINGS DEVELOPMENT In Hypo Real Estate International, earnings development in the current year reflects the earnings contributions from the US real estate financing portfolio, which has been included since the start of the year, as well as new business. Compared pro rata to the previous year, operating revenues rose by € 79 million to € 176 million in the first half of 2004. Net interest income rose from € 69 million to € 111 million, net commission income from € 27 million to € 62 million. In the second quarter it was again not necessary to set any allowances for individual loans and advances in Hypo Real Estate International. A portfolio-based loss allowance of € 27 million has precautionary been set as of June 30, 2004.

General administrative expenses reflect the expenses entailed in including the US business, the building-up of the "Capital Markets" division and the continued expansion of the international presence. General administrative expenses rose successively over the year and increased in the first half year over the prior year's pro rata figure by € 26 million to € 58 million. The cost-income ratio improved slightly to 33 %.

Net income before taxes was € 94 million after the first six months, showing a slight increase in the second quarter. Taxes on income in the amount of € 22 million pro rata reflect the expected tax

expense for the year. Overall, the business segment Hypo Real Estate International achieved net income of € 72 million in the first half year (½ of 2003: € 29 million), with a more than doubled return on equity of 10.1 %.

KEY FINANCIALS

Operating performance (in € million)	**1.1.–30.6.2004**	**½ of 2003**
Operating revenues	176	97
Provisions for losses on loans and advances	27	19
General administrative expenses	58	32
Net income from investments	3	–2
Balance of other income/expenses	–	–
Net income before taxes	94	44
Net income	72	29
Key ratios (in %)	**1.1.–30.6.2004**	**2003**
Return on equity after taxes[1]	10.1	4.3
Cost-income ratio (based on operating revenues)	33.0	33.2
Key indicators	**30.6.2004**	**31.12.2003**
Total volume of lending (in € billion)	15.9	17.8
Risk assets compliant with BIS rules (in € billion)	15.1	14.5
Core capital ratio compliant with BIS rules (in %)	9.6	8.9[2]
Employees	464	344

1) Annualized.
2) As per approved annual financial statements.

PORTFOLIO DEVELOPMENT The loan portfolio managed by the business segment, which in the following discussion also includes credit approvals as well as securities portfolios, was € 20.7 billion on June 30, 2004. Of this, around € 14.7 billion (71 %) was made up of real estate financing and € 6.0 billion (28 %) of municipal bonds held by Pfandbrief Bank International (PBI). Not included are € 0.9 billion of US business, which is guaranteed by Hypo Real Estate Bank International which also holds the respective risk management responsibility, but which is booked and carried by Wuerttembergische Hypothekenbank.

As expected, new business accelerated markedly in the 2nd quarter compared to the 1st. The new real estate business volume booked for

the first six months was € 3.7 billion. The largest share was generated in the strategic core countries United States, United Kingdom and France. Overall, the volume of commercial real estate financing by due dates rose by € 1.7 billion compared to December 31, 2003.

The portfolio continues to display broad geographical diversification. For the first time, depiction of the regions was linked to the country in which each respective property is located, which resulted in changes in most countries' shares. Summarized under "Others" are loans in Poland, the Czech Republic, Hungary, Switzerland, Japan etc. None of these countries represent more than 2 % of the overall portfolio.

The portfolio distribution by type of financed property is dominated by office buildings and retail trade properties, which are largely contained in the "Mixed use" category.

TOTAL PORTFOLIO
As of June 30, 2004


Public sector financing 29 %
Commercial real estate 71 %

PORTFOLIO BY COUNTRIES
As of June 30, 2004


The Netherlands 4 %
Great Britain 31 %
Germany 3 %
Other 7 %
Scandinavia 8 %
US 19 %
France 18 %
Spain 5 %
Italy 5 %

PORTFOLIO BY PROPERTY TYPE
As of June 30, 2004


Commercial housing construction 8%
Hotels 5%
Mixed use 21%
Logistics/warehousing 3%
Other 4%
Office buildings 37%
Retail trade 22%

Wuerttembergische Hypothekenbank

EARNINGS DEVELOPMENT Wuerttembergische Hypothekenbank continued its solid earnings developments in the second quarter. Operating revenues rose over the first quarter, with special items raising net interest income in the second quarter. Accumulated operating revenues as of June 30, 2004, dropped slightly compared to the previous year's pro rata figure, from € 52 million to € 49 million. In contrast, net income from investments rose by € 4 million to € 7 million.

The addition to provisions for losses on loans and advances in the amount of € 9 million reflects the pro rata expectation for this year.

The cost-income ratio is 30.6% as of June 30, 2004.

Wuerttembergische Hypothekenbank's net income before taxes as of June 30, 2004, therefore rose over the previous year from € 27 million to € 32 million, whereby the first and second quarter delivered equal contributions to earnings. Taxes on income do not arise, due to the profit-and-loss-transfer agreement with Hypo Real Estate Holding AG, so return on equity after taxes improved at the close of the second quarter from 8.2% to 10.1%.

KEY FINANCIALS

Operating performance (in € million)	**1.1.–30.6.2004**	**½ of 2003**
Operating revenues	49	52
Provisions for losses on loans and advances	9	12
General administrative expenses	15	16
Net income from investments	7	3
Balance of other income/expenses	–	–
Net income before taxes	32	27
Net income	32	26
Key ratios (in %)	**1.1.–30.6.2004**	**2003**
Return on equity after taxes[1]	10.1	8.2
Cost-income ratio (based on operating revenues)	30.6	29.8
Key indicators	**30.6.2004**	**31.12.2003**
Total volume of lending (in € billion)	19.0	19.5
Risk assets compliant with BIS rules (in € billion)	9.2	9.4
Core capital ratio compliant with BIS rules (in %)	7.0	6.9[2]
Employees	174	182

1) Annualized.
2) As per approved annual financial statements.

PORTFOLIO DEVELOPMENT The loan portfolio managed by the bank, which in the following comment also includes credit approvals and securities portfolios, was € 27.0 billion on June 30, 2004. Of this, around € 12.6 billion (47 %) consisted of mortgage loans and € 14.4 billion (53 %) of municipal business, including bonds and notes. The entire mortgage business volume booked for the first six months was € 1.2 billion, and was generated mainly in the target countries United Kingdom, France, USA, the Netherlands, Sweden, Denmark and Switzerland. Public bonds were purchased in the amount of € 2.1 billion in anticipation of planned maturities. Overall, the total portfolio by due dates grew by € 1.0 billion compared to December 31, 2003.

The percentage of the total portfolio outside Germany is now 62 %, compared with 59 % at the end of 2003, and is distributed mainly between the United Kingdom, France, USA, the Netherlands and Sweden. Summarized under "Others" are loans in Denmark, Switzerland, Spain and Luxembourg. In the break-down of the commercial real estate portfolio by mortgaged property type, office buildings and retail trade properties are predominant at around 88 %.

TOTAL PORTFOLIO
As of June 30, 2004


Housing construction 6 %
Commercial real estate 41 %
Public sector financing 53 %

Commercial housing construction is included in commercial real estate.

PORTFOLIO BY COUNTRIES
As of June 30, 2004


Germany 38 %
Other 3 %
Sweden 6 %
Great Britain 28 %
The Netherlands 7 %
US 8 %
France 10 %

COMMERCIAL PORTFOLIO BY PROPERTY TYPE
As of June 30, 2004


Hotels 5 %
Logistics/warehousing 1 %
Other 6 %
Office buildings 59 %
Retail trade 29 %

Hypo Real Estate Germany

EARNINGS DEVELOPMENT During the second quarter, the downsizing of parts of the portfolio has been pushed forwards at Hypo Real Estate Germany. As in the first quarter, prepayment penalties remained at a high level. As expected, operating revenues fell in the course of the portfolio downsizing in the first half of the year from € 218 million to € 175 million, compared pro rata to the previous year. Net interest income fell by € 28 million, whereby the previous year's figure contains the pro rata FGH Bank dividend of around € 17 million. Compared pro rata to the previous year, net commission income fell by € 5 million to € –8 million, due mainly to postponed commission income.

The addition to provisions for losses on loans and advances equaled € 110 million. It is stated as a net figure after adjustment of the risk shelter provided by HVB AG to the benefit of Hypo Real Estate Bank AG in the pro rata amount of € 65 million. In the previous year, the pro rata risk shelter was still € 230 million, the addition to provisions for losses on loans and advances after adjustment of the risk shelter was € 95 million. Without the risk shelter, the addition to provisions for losses on loans and advances at Hypo Real Estate Germany decreased pro rata by € 150 million.

General administrative expenses have been reduced from the previous year's pro rata amount by € 11 million to € 67 million as a result of the restructuring. As the personnel cuts will have their main impact in the second half of the year, general administrative expenses will again fall more than proportionately. The cost-income ratio as of June 30, 2004, is 38.3 %.

Hypo Real Estate Germany attained net income from investments of € 6 million from the sale of securities. The previous year (€ –1 million) contained the pro rata write-off on the FGH Bank of around € 17 million, so the semiannual result from securities transactions is below the previous year's pro rata figure.

The balance of other income/expenses of € –5 million contains restructuring expenses in that amount.

As of June 30, 2004, Hypo Real Estate Germany earned net income before taxes of € –1 million, but achieved a break-even in the second quarter.

KEY FINANCIALS

Operating performance (in € million)	**1.1.–30.6.2004**	**½ of 2003**
Operating revenues	175	218
Provisions for losses on loans and advances	110	95
General administrative expenses	67	76
Net income from investments	6	–1
Balance of other income/expenses	–5	–52
Net income before taxes	–1	–6
Net income	–7	–8
Key ratios (in %)	**1.1.–30.6.2004**	**2003**
Return on equity after taxes[1]	–0.6	–0.7
Cost-income ratio (based on operating revenues)	38.3	34.9
Key indicators	**30.6.2004**	**31.12.2003**
Total volume of lending (in € billion)	71.5	76.5
Risk assets compliant with BIS rules (in € billion)	27.8	30.6
Core capital ratio compliant with BIS rules (in %)	7.6	7.4[2]
Employees	784	904

1) Annualized.
2) As per approved annual financial statements.

PORTFOLIO DEVELOPMENT The loan portfolio managed by the bank, which also includes loan approvals and securities portfolios, was € 86.9 billion on June 30, 2004. Of this, a pro rata amount of € 36.5 billion (42 %) was attributable to mortgage loans and € 50.4 billion (58 %) to municipal business, including bonds and notes. The municipal loan portfolio declined by € 4.0 billion compared to December 31, 2003, and the mortgage loan portfolio by € 2.0 billion as a result of the continued restrictive new business policy and the selection of renewals based on strict risk and return considerations. Particularly in the area of residential construction, the loan portfolio was reduced by an additional € 1.5 billion, in line with the established strategy.

The regional break-down of mortgage loans also remained unchanged, with 92 % of the portfolio in Germany and 8 % in other European countries, mainly the United Kingdom and the Netherlands. In the portfolio break-down of commercial lending according to type of mortgaged property, office buildings and retail trade properties are predominant at around 76 %.

TOTAL PORTFOLIO
As of June 30, 2004



Commercial real estate 19 %
Residential real estate 23 %
Public sector financing 58 %

PORTFOLIO BY COUNTRIES
As of June 30, 2004



France 1 %
Great Britain 2 %
The Netherlands 5 %
Germany 92 %

COMMERCIAL PORTFOLIO BY PROPERTY TYPE
As of June 30, 2004



Other 11 %
Hotels 8 %
Logistics/warehousing 5 %
Office buildings 45 %
Retail trade 31 %

Business development in the Group

Earnings development The performance of the individual business segments and Hypo Real Estate Holding AG in the first half of 2004 led to satisfactory consolidated earnings. Operating revenues and the addition to provisions for losses on loans and advances developed as expected. As of reporting date general administrative expenses kept the planned pro rata figure. Net income before taxes in the amount of € 114 million is slightly above the planning corridor. The declared goal of 3.5 % – 4 % return on equity after taxes has been achieved as of June 30, 2004.

OPERATING PERFORMANCE
In € million

	1.1.–30.6.2004	Plan ½ of 2004
Operating revenues	399	395 to 403
Provisions for losses on loans and advances	146	143 to 138
General administrative expenses	149	155 to 150
Net income before taxes	114	103 to 113

KEY RATIOS
In %

	1.1.–30.6.2004	Plan 2004
Cost-income ratio (based on operating revenues)	37.3	37.2 to 39.2
Return on equity after taxes[1]	4.0	3.5 to 4.0

1) Annualized.

OPERATING REVENUES Operating revenues in the first six months rose pro rata over the previous year from € 369 million to € 399 million. The Group benefited from the inclusion of the earnings contribution from the US real estate financing portfolio since the start of the year and from international new business. In contrast operating revenues decreased as a result of the downsizing of the domestic portfolio. Hence net interest income, compared pro rata to the previous year, rose by € 9 million to € 346 million, though the pro rata dividend of FGH Bank in the amount of around € 17 million was included in the previous year. Net commission income rose from € 22 million to € 49 million.

The balance of other operating income/expenses was € 2 million and therefore € 8 million less than the previous year's pro rata figure, which included gains on the disposal of real estate which

was no longer required for operations. The rise in operating revenues during the year reflects, in particular, the successful new business of Hypo Real Estate International.

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES The addition to provisions for losses on loans and advances was € 146 million and is stated as a net figure after adjustment of the risk shelter provided by HVB AG to the benefit of Hypo Real Estate Bank AG in the pro rata amount of € 65 million. The addition to provisions for losses on loans and advances is € 20 million higher than in the previous year, in which a risk shelter of pro rata € 230 million was applied. Without the risk shelter, the addition to provisions for losses on loans and advances decreased by € 145 million.

GENERAL ADMINISTRATIVE EXPENSES Compared to the previous year's pro rata amount, general administrative expenses rose by € 19 million to € 149 million. This reflects the inclusion of the US business, the successive building up of the "Capital Markets" division, and the continued expansion of the international presence.

INCOME FROM INVESTMENTS Net income of € 15 million was attained from investments. The prior year's result of € 0 million includes the pro rata write-off on the FGH Bank of around € 17 million, so that adjusted net income from investments for the reporting period is at the same level as last year.

BALANCE OF OTHER INCOME/EXPENSES The balance of other income/expenses is € –5 million and includes restructuring expenses from Hypo Real Estate Bank AG in that amount. The previous year included pro rata restructuring expenses of € 43 million, which had been opposed by the positive effect from writing back the liability difference ("lucky buy") WestHyp in the amount of around € 18 million pro rata.

NET INCOME/LOSS BEFORE TAXES Net income before taxes rose over the previous year's pro rata figure by 46.2 % to € 114 million, and adjusted by the positive effect from writing back the liability difference from the previous year, by 90 %. The quarterly result increased slightly over that for the first quarter.

CONSOLIDATED PROFIT Taxes on income have been stated on the basis of the expected tax rate for 2004 of pro rata € 30 million. This results in net income of € 84 million at the close of the second quarter. This equals a return on equity of 4 %. Consolidated profit after minority interest is € 83 million. Compared to the previous year's pro rata consolidated profit of € 40 million after adjustment of the "lucky buy" WestHyp, profit was more than doubled as of June 30, 2004 – as was already the case at the close of the first quarter.

Balance sheet development Total assets fell since the start of the year by 2.9 % to € 148.5 billion. The municipal loans declined by € 3.8 billion. Real estate financing rose slightly by € 0.8 billion.

The total volume of lending fell 7.2 % to € 105.5 billion as of June 30, 2004. In Hypo Real Estate Germany, the lending volume has been

reduced by € 5.0 billion in the course of the downsizing of parts of the domestic portfolio. Contingent liabilities in the Hypo Real Estate International business segment decreased in consequence of consolidation by the amount of the guarantees provided by Hypo Real Estate Bank International to the benefit of Hypo Real Estate Capital Corp., which was consolidated for the first time. Loans and advances, on the other hand, increased substantially. Overall, the total volume of lending in Hypo Real Estate International fell from € 17.8 billion to € 15.9 billion.

In the first six months of the current fiscal year, risk assets fell by € 2.2 billion to € 51.8 billion. They are below plan as of the reporting date, since the reduction of risk assets in Germany has not yet been offset by the building-up of risk assets in Hypo Real Estate International planned for the entire year.

RISK ASSETS COMPLIANT WITH BIS RULES
In € billion

	30.6.2004	Plan 2004
Risk assets	51.8	58

Core capital remains unchanged at € 4.1 billion. The core capital ratio improved from 7.6 % to 7.9 %, the equity funds ratio from 11.5 % to 11.6 %. Hypo Real Estate Group therefore continues to be equipped with a very satisfactory level of equity.

Earnings outlook The central value driver in coming months will continue to be the increase in business volume in the business segment Hypo Real Estate International and the completion of the restructuring in the business segment Hypo Real Estate Germany.

On the one hand the focus is thereby on the expanded product offering and international expansion of the business segment Hypo Real Estate International, on the other hand on the downsizing of higher-risk parts of the portfolio and increase in margins at the business segment Hypo Real Estate Germany. Given the satisfactory earnings development in the first six months of the current year, the Executive Board of Hypo Real Estate Holding AG retains its 2004 forecast unchanged: Increase in consolidated net income before taxes to the € 205 million to € 225 million and a return on equity after taxes of 3.5 % to 4 %.

Results

Income statement from January 1, 2004 to June 30, 2004

INCOME/EXPENSES

In € million

	Notes	1.1.–30.6. 2004	½ of 2003	Change in € million	in %
Interest income	4	4,027	4,369	–342	–7.8
Interest expense	4	3,681	4,032	–351	–8.7
Net interest income	4	**346**	**337**	**+9**	**+2.7**
Provisions for losses on loans and advances	5	146	126	+20	+15.9
Net interest income after provisions for losses on loans and advances		**200**	**211**	**–11**	**–5.2**
Commission income		76	55	+21	+38.2
Commission expenses		27	33	–6	–18.2
Net commission income	6	**49**	**22**	**+27**	**>+100**
Trading profit		2	–	+2	>+100
General administrative expenses	7	149	130	+19	+14.6
Balance of other operating income/expenses	8	2	10	–8	–80.0
Operating profit/loss		**104**	**113**	**–9**	**–8.0**
Net income from investments	10	15	–	+15	>+100
Balance of other income/expenses	11	–5	–35	+30	+85.7
Profit/loss from ordinary activities / net income/loss before taxes		**114**	**78**	**+36**	**+46.2**
Taxes on income	12	30	20	+10	+50.0
Net income/loss		**84**	**58**	**+26**	**+44.8**
Minority interest		–1	–	–1	>–100
Profit		**83**	**58**	**+25**	**+43.1**

EARNINGS PER SHARE

In €

	Notes	1.1.–30.6. 2004	½ of 2003
Earnings per share (excluding amortization of goodwill)	13	0.62	0.43
Earnings per share	13	0.62	0.43

Income statement from April 1, 2004 to June 30, 2004

INCOME/EXPENSES
In € million

	1.4.–30.6. 2004	¼ of 2003	Change in € million	Change in %
Interest income	2,012	2,184	−172	−7.9
Interest expense	1,832	2,016	−184	−9.1
Net interest income	**180**	**168**	**+12**	**+7.1**
Provisions for losses on loans and advances	75	63	+12	+19.0
Net interest income after provisions for losses on loans and advances	**105**	**105**	**–**	**–**
Commission income	34	27	+7	+25.9
Commission expenses	9	16	−7	−43.8
Net commission income	**25**	**11**	**+14**	**>+100**
Trading profit	2	–	+2	>+100
General administrative expenses	77	65	+12	+18.5
Balance of other operating income/expenses	1	5	−4	−80.0
Operating profit/loss	**56**	**56**	**–**	**–**
Net income from investments	4	–	+4	>+100
Balance of other income/expenses	−1	−17	+16	+94.1
Profit/loss from ordinary activities / net income/loss before taxes	**59**	**39**	**+20**	**+51.3**
Taxes on income	16	10	+6	+60.0
Net income/loss	**43**	**29**	**+14**	**+48.3**
Minority interest	−1	–	−1	>−100
Profit	**42**	**29**	**+13**	**+44.8**

Balance sheet at June 30, 2004

ASSETS

In € million

	Notes	30.6.2004	31.12.2003	Change in € million	Change in %
Cash reserve		425	489	−64	−13.1
Assets held for trading purposes	1	272	–	+272	>+100
Placements with, and loans and advances to, other banks		22,774	24,981	−2,207	−8.8
Loans and advances to customers		81,809	85,505	−3,696	−4.3
Allowances for losses on loans and advances	15	−2,083	−1,896	−187	−9.9
Investments	16	37,544	36,471	+1,073	+2.9
Property, plant and equipment		17	29	−12	−41.4
Intangible assets		20	13	+7	+53.8
Other assets		5,337	5,029	+308	+6.1
Tax assets		2,340	2,256	+84	+3.7
Total assets		**148,455**	**152,877**	**−4,422**	**−2.9**

SHAREHOLDERS' EQUITY AND LIABILITIES

In € million

	Notes	30.6.2004	31.12.2003	Change in € million	Change in %
Deposits from other banks	17	19,227	19,351	−124	−0.6
Amounts owed to other depositors	18	7,904	7,844	+60	+0.8
Promissory notes and other liabilities evidenced by paper	19	105,780	110,153	−4,373	−4.0
Liabilities held for trading purposes	2	37	–	+37	>+100
Provisions	20	208	210	−2	−1.0
Other liabilities		8,684	8,786	−102	−1.2
Tax liabilities		1,427	1,273	+154	+12.1
Subordinated capital	21	2,300	2,476	−176	−7.1
Minority interests		13	14	−1	−7.1
Shareholders' equity		2,875	2,770	+105	+3.8
Subscribed capital		402	402	–	–
Additional paid-in capital		3,310	3,310	–	–
Retained earnings		439	358	+81	+22.6
Revaluation reserve		−1,396	−1,415	+19	+1.3
AfS reserve		36	48	−12	−25.0
Cash flow hedge reserve		−1,432	−1,463	+31	+2.1
Profit carried forward		37	–	+37	>+100
Consolidated profit		83	115	−32	−27.8
Total shareholders' equity and liabilities		**148,455**	**152,877**	**−4,422**	**−2.9**

Statement of changes in shareholders' equity

In € million

	2004	2003
Shareholders' equity at 1.1.	**2,770**	**2,994**
Changes		
Subscribed capital	–	–
Additional paid-in capital	–	–
Retained earnings	81	–10
Revaluation reserve	19	–329
AfS reserve	–12	–32
Cash flow hedge reserve	31	–297
Profit carried forward	37	–
Consolidated profit	–32	115
Shareholders' equity at 30.6.2004 / 31.12.2003	**2,875**	**2,770**

The Annual General Meeting held on June 4, 2004, decided to carry forward the consolidated profit of Hypo Real Estate Holding AG from 2003.

Cash flow statement

In € million

	2004	2003
Cash and cash equivalents at 1.1.	**489**	**79**
+/– Cash flow from operating activities	1,119	–3,275
+/– Cash flow from investing activities	–1,094	3,189
+/– Cash flow from financing activities	–61	337
+/– Effects of exchange rate changes	–28	159
Cash and cash equivalents at 30.6.2004 / 31.12.2003	**425**	**489**

Notes

IFRS-principles The consolidated financial statements for 2003 of the Hypo Real Estate Holding AG are prepared in compliance with the International Financial Reporting Standards (IFRS) as relieving consolidated financial statements in accordance with § 292 a German Commercial Code (HGB).

This interim report meets the requirements of IAS 34 and the stipulations of German Accounting Standard No. 6 (GAS 6) on interim reporting passed by the German Accounting Standards Board (GASB).

After significant restructuring measures in course of the spin-off from HVB AG Hypo Real Estate Holding AG came into existence when it was entered in the Commercial Register on September 29, 2003. To improve comparability, in this interim report the previous year's pro rata figures from the audited consolidated financial statements as of December 31, 2003 have been used.

Segment reporting is based on the same segment structure as in the consolidated financial statements as of December 31, 2003.

Supplements to the accounting and valuation methods The accounting and valuation methods used in the 2003 consolidated financial statements were supplemented as follows for June 30, 2004:

The valuation method applied was improved by introduction of a new trading system at one company. The new valuation method results in better information on the asset, financial, and earnings situation. The adjustment resulting from the change in the valuation approach is presented, in accordance with IAS 8.49, as an adjustment to the opening balance of retained earnings of January 1, 2004. The change had no significant effect on the Group's asset, financial, and earnings situation.

1 Assets held for trading purposes Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets held for trading purposes. Assets held for trading purposes are carried at fair value.

The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

2 Liabilities held for trading purposes Liabilities held for trading purposes include traded derivatives and derivatives used to hedge foreign currency risk arising from financial instruments that are not available for sale. Warrants and certificates issued by the Bank's trading department are also stated under this item.

Provided they are held for trading purposes short positions in registered bonds and Treasury bills are carried as other liabilities held for trading purposes. Liabilities held for trading purposes are carried at fair value.

Scope of consolidation The following companies have been newly included into the scope of consolidation as of June 30, 2004:

- Hypo Real Estate Capital Corp., New York
- Hypo Real Estate Capital Iberia S.l., Madrid
- Hypo Real Estate Capital Italia S.p.A., Milan
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital S.A., Paris

Removed from the scope of consolidation is

- WestHyp Immobilien Management GmbH & Co. KG, Dortmund.

The scope of consolidation, which was defined according to materiality criteria, now includes 17 fully consolidated companies.

Notes to the income statement

3 Segment reporting

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT
In € million

	HREI	WuerttHyp	HREGe	Other/ consoli-dation	HREG
Net interest income					
1.1.–30.6.2004	111	54	182	–1	346
½ of 2003	69	55	210	3	337
Provisions for losses on loans and advances					
1.1.–30.6.2004	27	9	110	–	146
½ of 2003	19	12	95	–	126
Net interest income after provisions for losses on loans and advances					
1.1.–30.6.2004	**84**	**45**	**72**	**–1**	**200**
½ of 2003	**50**	**43**	**115**	**3**	**211**
Net commission income					
1.1.–30.6.2004	62	–5	–8	–	49
½ of 2003	27	–2	–3	–	22
Trading profit					
1.1.–30.6.2004	2	–	–	–	2
½ of 2003	–	–	–	–	–
General administrative expenses					
1.1.–30.6.2004	58	15	67	9	149
½ of 2003	32	16	76	6	130
Balance of other operating income/expenses					
1.1.–30.6.2004	1	–	1	–	2
½ of 2003	1	–1	11	–1	10
Operating profit/loss					
1.1.–30.6.2004	**91**	**25**	**–2**	**–10**	**104**
½ of 2003	**46**	**24**	**47**	**–4**	**113**

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT continuation

In € million

	HREI	WuerttHyp	HREGe	Other/ consoli- dation	HREG
Net income from investments					
1.1.–30.6.2004	3	7	6	–1	15
½ of 2003	–2	3	–1	–	–
Balance of other income/expenses					
1.1.–30.6.2004	–	–	–5	–	–5
½ of 2003	–	–	–52	17	–35
including:					
Restructuring expenses					
1.1.–30.6.2004	–	–	5	–	5
½ of 2003	–	–	43	–	43
including:					
Additions to restructuring provisions					
1.1.–30.6.2004	–	–	2	–	2
½ of 2003	–	–	17	–	17
Profit/loss from ordinary activities / net income/loss before taxes					
1.1.–30.6.2004	**94**	**32**	**–1**	**–11**	**114**
½ of 2003	**44**	**27**	**–6**	**13**	**78**
Taxes on income					
1.1.–30.6.2004	22	–	6	2	30
½ of 2003	15	1	2	2	20
Net income/loss					
1.1.–30.6.2004	**72**	**32**	**–7**	**–13**	**84**
½ of 2003	**29**	**26**	**–8**	**11**	**58**

KEY RATIOS, BROKEN DOWN BY BUSINESS SEGMENT
In %

	HREI	WuerttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
1.1.–30.6.2004	33.0	30.6	38.3	37.3
2003	33.2	29.8	34.9	35.2
Return on equity after taxes (net of amortization of goodwill)				
1.1.–30.6.2004	10.1	10.1	–0.6	4.0
2003	4.3	8.2	–0.7	2.8
Return on equity after taxes				
1.1.–30.6.2004	10.1	10.1	–0.6	4.0
2003	4.3	8.2	–0.7	2.8

BALANCE SHEET FIGURES, BROKEN DOWN BY BUSINESS SEGMENT
In € million

	HREI	WuerttHyp	HREGe	Other/ consoli-dation	HREG
Placements with, and loans and advances to, other banks					
30.6.2004	987	2,689	14,403	32	18,111
31.12.2003	1,829	2,604	14,783	–	19,216
Loans and advances to customers					
30.6.2004	8,436	16,279	56,994	–	81,709
31.12.2003	7,090	16,829	61,586	–	85,505
Contingent liabilities					
30.6.2004	6,480	24	99	–895	5,708
31.12.2003	8,858	27	120	–	9,005
Total volume of lending					
30.6.2004	15,903	18,992	71,496	–863	105,528
31.12.2003	17,777	19,460	76,489	–	113,726
Total allowances for losses on loans and advances					
30.6.2004	64	307	1,716	–	2,087
31.12.2003	37	291	1,574	–	1,902
Loans put on a non-accrual basis					
30.6.2004	–	314	2,945	–	3,259
31.12.2003	–	325	2,568	–	2,893

KEY CAPITAL RATIOS BROKEN DOWN BY BUSINESS SEGMENT (BASED ON GERMAN COMMERCIAL CODE – HGB)

	HREI	WuerttHyp	HREGe	HREG
Equity funds[1] (in € million)				
Core capital				
30.6.2004	1,459	644	2,114	4,103
31.12.2003[2]	1,300	646	2,262	4,122
Supplementary capital				
30.6.2004	786	338	986	1,919
31.12.2003[2]	834	340	1,142	2,126
Equity capital				
30.6.2004	2,245	982	3,100	6,022
31.12.2003[2]	2,134	986	3,404	6,248
Tier III capital				
30.6.2004	–	–	–	–
31.12.2003[2]	–	–	–	–
Total equity funds				
30.6.2004	2,245	982	3,100	6,022
31.12.2003[2]	2,134	986	3,404	6,248
Risk-weighted assets (in € billion)				
On-balance-sheet assets				
30.6.2004	8.3	8.9	27.4	44.4
31.12.2003	8.4	9.2	30.1	47.1
Off-balance-sheet assets				
30.6.2004	6.8	0.3	0.4	7.4
31.12.2003	6.1	0.2	0.5	6.9
Total risk-weighted assets				
30.6.2004	15.1	9.2	27.8	51.8
31.12.2003	14.5	9.4	30.6	54.0

1) Consolidated presented to section 10a German Banking Act (KWG).
2) As per approved annual financial statements.

KEY CAPITAL RATIOS BROKEN DOWN BY BUSINESS SEGMENT (BASED ON GERMAN COMMERCIAL CODE – HGB) continuation

	HREI	WuerttHyp	HREGe	HREG
Market risk positions (in € million)				
Currency risks				
30.6.2004	12	2	1	15
31.12.2003	6	1	1	8
Interest rate risks				
30.6.2004	8	–	–	8
31.12.2003	–	–	–	–
Total market risk positions				
30.6.2004	20	2	1	23
31.12.2003	6	1	1	8
Capital ratios (in %)				
Core capital ratio				
30.6.2004	9.6	7.0	7.6	7.9
31.12.2003[1]	8.9	6.9	7.4	7.6
Equity capital ratio				
30.6.2004	14.8	10.6	11.2	11.6
31.12.2003[1]	14.7	10.5	11.1	11.6
Equity funds ratio				
30.6.2004	14.6	10.6	11.2	11.6
31.12.2003[1]	14.6	10.5	11.1	11.5

1) As per approved annual financial statements.

4 Net interest income

In € million

	1.1.–30.6.2004	½ of 2003
Interest income from	**4,027**	**4,369**
Lending and money market transactions	3,270	3,495
Fixed-income securities and government-inscribed debt	751	851
Equity securities and other variable-yield securities	–	4
Investments	6	17
Investment property	–	2
Interest expenses for	**3,681**	**4,032**
Deposits	1,591	1,587
Promissory notes and other liabilities evidenced by paper	2,021	2,387
Subordinated capital	69	57
Other	–	1
Total	**346**	**337**

INTEREST MARGINS
In %

	30.6.2004	31.12.2003
Based on average risk assets according to BIS	1.32	1.25
Based on average volume of business	0.46	0.44

5 Provisions for losses on loans and advances

In € million

	1.1.–30.6.2004	½ of 2003
Additions	**169**	**142**
Allowances for losses on loans and advances	169	141
Allowances for losses on guarantees and indemnities	–	1
Releases	**–22**	**–15**
Allowances for losses on loans and advances	–22	–15
Allowances for losses on guarantees and indemnities	–	–
Recoveries from write-offs on loans and advances	**–1**	**–1**
Total	**146**	**126**

The addition to provisions for losses on loans and advances of € 146 million is stated as a net figure after adjustment of the risk shelter provided by HVB AG to the benefit of Hypo Real Estate Bank AG for the 2004 fiscal year in the pro rata amount of € 65 million.

6 Net commission income

In € million

	1.1.–30.6.2004	½ of 2003
Securities and custodial services	–1	10
Foreign trade operations/ money transfer operations	–	–
Lending operations	26	11
Other service operations	24	1
Total	**49**	**22**

7 General administrative expenses

In € million

	1.1.–30.6.2004	½ of 2003
Personnel expenses	**89**	**67**
Wages and salaries	71	51
Social security costs	10	8
Pension and other employee benefit costs	8	8
Other administrative expenses	**54**	**54**
***Depreciation and* amortization**	**6**	**9**
on property, plant and equipment	3	3
on software and other intangible assets, excluding goodwill	3	6
Total	**149**	**130**

8 Balance of other operating income/expenses

In € million

	1.1.–30.6.2004	½ of 2003
Other operating income	4	24
Other operating expenses	2	14
Balance of other operating income/expenses	**2**	**10**

9 Operating revenues

In € million

	1.1.–30.6.2004	½ of 2003
Net interest income	346	337
Net commission income	49	22
Trading profit	2	–
Balance of other operating income/expenses	2	10
Total	**399**	**369**

10 Net income from investments

In € million

	1.1.–30.6.2004	½ of 2003
Income from investments	41	126
Expenses from investments	26	126
Total	**15**	**–**

11 Balance of other income/expenses

In € million

	1.1.–30.6.2004	½ of 2003
Other income	–	17
Other expenses	5	52
thereof:		
Other taxes	–	–
Restructuring expenses	5	43
thereof:		
Additions to restructuring provisions	2	17
Balance of other income/expenses	–5	–35

Restructuring expenses of € 5 million were incurred in the first six months of the current year in the course of restructuring Hypo Real Estate Germany. This figure comprises current restructuring expenses of € 3 million and additions to restructuring provisions in accordance with IAS 37 of € 2 million. No longer included in other income/expenses in 2004 is the positive effect from writing back the liability difference ("lucky buy") WestHyp, which in the previous year was around € 18 million pro rata.

12 Income tax

Taxes on income have been stated on the basis of the expected tax rate for 2004.

In € million

	1.1.–30.6.2004	½ of 2003
Current taxes	27	18
Deferred taxes	3	2
Total	30	20

13 Earnings per share

	1.1.–30.6.2004	½ of 2003
Net income/loss, adjusted for *minority interest, in € million*	83	58
Net income/loss, adjusted for minority interest and before amortization of goodwill, in € million	83	58
Average number of shares	134,072,175	134,072,175
Earnings per share (excluding amortization of goodwill) in €	**0.62**	**0.43**
Earnings per share in €	**0.62**	**0.43**

Notes to the consolidated balance sheet

14 Total volume of lending

In € million

	30.6.2004	31.12.2003
Placements with, and loans and advances to, other banks	18,111	19,216
Loans and advances to customers	81,709	85,505
Contingent liabilities	5,708	9,005
Total	**105,528**	**113,726**

15 Allowances for losses on loans and advances

In € million

	2004	2003
Balance at 1.1.	**1,896**	**1,475**
Changes affecting income	147	252
+ Gross additions	169	281
– Releases	–22	–29
Changes not affecting income	40	169
– Use of existing loan-loss allowances	–91	–371
+/– Effects of currency translation and other changes not affecting income	131	540
Balance at 30.6.2004 / 31.12.2003	**2,083**	**1,896**

16 Financial investments

In € million

	30.6.2004	31.12.2003
Held-to-maturity investments	14,637	16,379
Debt securities and other fixed income securities	14,637	16,379
Available-for-sale investments	22,907	20,055
Investments in non-consolidated subsidiaries	191	242
Participating interests	6	6
Debt securities and other fixed income securities	22,710	19,807
Investment properties	–	37
Total	**37,544**	**36,471**

17 Deposits from other banks, broken down by maturity

In € million

	30.6.2004	31.12.2003
Repayable on demand	1,179	770
With agreed maturities	18,048	18,581
Total	**19,227**	**19,351**

18 Amounts owed to other depositors, broken down by maturity

In € million

	30.6.2004	31.12.2003
Repayable on demand	347	325
With agreed maturities	7,557	7,519
Total	**7,904**	**7,844**

19 Promissory notes and other liabilities evidenced by paper, broken down by maturity

In € million

	30.6.2004	31.12.2003
With agreed maturities		
up to 3 months	5,405	6,294
from 3 months to 1 year	20,030	17,556
from 1 year to 5 years	57,233	61,844
over 5 years	23,112	24,459
Total	**105,780**	**110,153**

20 Provisions

In € million

	30.6.2004	31.12.2003
Provisions for pensions and similar obligations	143	140
Restructuring provisions (compliant with IAS 37)	36	35
Allowances for losses on guarantees and indemnities	4	6
Other provisions	25	29
thereof:		
Long-term liabilities to employees	7	7
Total	**208**	**210**

21 Subordinated capital

In € million

	30.6.2004	31.12.2003
Subordinated liabilities	1,601	1,727
Participating certificated outstanding	699	749
Total	**2,300**	**2,476**

22 Treasury stock Neither Hypo Real Estate Holding AG itself nor any company in which a majority is owned holds shares of the Hypo Real Estate Holding AG.

Other information

23 Contingent liabilities and other commitments

In € million

	30.6.2004	31.12.2003
Contingent liabilities[1)]	**5,708**	**9,005**
From guarantees and indemnity agreements	5,708	9,005
Loan guarantees	57	–
Guarantees and indemnity agreements	5,622	9,005
Documentary credits	29	–
Other commitments	**2,987**	**2,597**
Irrevocable credit commitments	2,534	2,571
Book credits	150	36
Mortgage and municipal loans	2,384	2,535
Other commitments	453	26
Total	**8,695**	**11,602**

1) Contingent liabilities are offset by contingent assets to the same amount.

The contingent liabilities from performance guarantees and indemnity agreements include guarantee obligations provided by Hypo Real Estate Bank International to the benefit of HVB AG, which were issued as part of the synthetic transfer of the "Western Europe" real estate financing portfolio. Hypo Real Estate Capital Corp. was included in the scope of consolidation for the first time in 2004, so that the contingent liabilities as of June 30, 2004, decreased in consequence of consolidation by the amount of the guarantees provided by Hypo Real Estate Bank International to the benefit of Hypo Real Estate Capital Corp.

Munich, August 11, 2004

Hypo Real Estate Holding
Aktiengesellschaft

The Executive Board
Funke Berger Dr. Eisele Dr. Fell Lamby

Report of the Chairman of the Supervisory Board The Chairman of the Supervisory Board was informed by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting held August 10, 2004. In this meeting, the Interim Report as of June 30, 2004, and the report of the independent auditor on the results of the audit were presented and explained by the Executive Board. Business developments, the earnings situation and the company's financial situation were also explained. The Audit Committee has approved the interim report.

Munich, August 11, 2004

The Chairman of the Supervisory Board
Kurt F. Viermetz

Summary of quarterly financial data

HYPO REAL ESTATE GROUP

	1st Quarter	2nd Quarter
Operating performance (in € million)		
Operating revenues	191	208
Provisions for losses on loans and advances	71	75
General administrative expenses	72	77
Net income from investments	11	4
Balance of other income/expenses	-4	-1
Net income before taxes	55	59
Net income	41	43
Key indicators		
Total volume of lending (in € billion)	107.4	105.5
Risk assets compliant with BIS rules (in € billion)	51.9	51.8
Core capital ratio compliant with BIS rules (in %)	7.9	7.9
Employees	1,449	1,463

HYPO REAL ESTATE INTERNATIONAL

	1st Quarter	2nd Quarter
Operating performance (in € million)		
Operating revenues	83	93
Provisions for losses on loans and advances	11	16
General administrative expenses	26	32
Net income from investments	–	3
Balance of other income/expenses	–	–
Net income before taxes	46	48
Net income	33	39
Key indicators		
Total volume of lending (in € billion)	15.9	15.9
Risk assets compliant with BIS rules (in € billion)	14.1	15.1
Core capital ratio compliant with BIS rules (in %)	10.3	9.6
Employees	417	464

WUERTTEMBERGISCHE HYPOTHEKENBANK

	1st Quarter	2nd Quarter
Operating performance (in € million)		
Operating revenues	22	27
Provisions for losses on loans and advances	5	4
General administrative expenses	8	7
Net income from investments	7	–
Balance of other income/expenses	–	–
Net income before taxes	16	16
Net income	16	16
Key indicators		
Total volume of lending (in € billion)	19.1	19.0
Risk assets compliant with BIS rules (in € billion)	8.8	9.2
Core capital ratio compliant with BIS rules (in %)	7.4	7.0
Employees	174	174

HYPO REAL ESTATE GERMANY

	1st Quarter	2nd Quarter
Operating performance (In € million)		
Operating revenues	87	88
Provisions for losses on loans and advances	55	55
General administrative expenses	33	34
Net income from investments	4	2
Balance of other income/expenses	–4	–1
Net income before taxes	–1	0
Net income	–1	–6
Key indicators		
Total volume of lending (in € billion)	73.5	71.5
Risk assets compliant with BIS rules (in € billion)	29.3	27.8
Core capital ratio compliant with BIS rules (in %)	7.2	7.6
Employees	814	784

Addresses and contacts

Hypo Real Estate Holding AG
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 20 30 07-0
Fax +49 89 20 30 07-772
Contact: Ulrich Kern (IR)
irinfo@hyporealestate.com
Falk Willing
info@hyporealestate.com

Hypo Real Estate Bank International
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 61 16-100
Fax +353 1 61 16-105
Contact: Carol Tancock
marketing@hypointernational.com

Amsterdam location
Hypo Real Estate Bank International
Amsterdam branch
Amstelplein 1 („Rembrandt Toren")
1096 HA Amsterdam
The Netherlands
Telephone +31 20 46 27 800
Fax +31 20 46 27 801
Contact: Armin Graßhoff
armin.grasshoff@hypointernational.com

Hong Kong location
Hypo Real Estate Bank International
Hong Kong branch
Suites 802-805
Two International Finance Centre
No. 8 Finance Street
Central Hong Kong
Telephone +852 3413-83 00
Fax +852 3413-85 00
Contact: Dr. Gerhard Hinterhäuser
gerhard.hinterhauser@hypointernational.com

London location
Hypo Real Estate Capital Ltd.
110 Cannon Street
London EC4N 6EW
GB
Telephone +44 207 743-77 43
Fax +44 207 743-77 00
Contact: Harin Thaker
Harin.Thaker@hypointernational.com

Luxembourg location
Pfandbrief Bank International S.A.
4, rue Alphonse Weicker
2721 Luxembourg
Luxembourg
Telephone +352 26 41-47 00
Fax +352 26 41-47 99
Contact: Martin Schulte
info@pbi.lu

Madrid location
Hypo Real Estate Capital Iberia S.L.
Paseo de Recoletos, 3–4°
28004 Madrid
Spain
Telephone +34 91 59 50-420
Fax +34 91 53 29-748
Contact: Markus Beran
Markus.Beran@hypointernational.com

Milan location
Hypo Real Estate Capital Italia S.p.A.
Corso Vittorio Emanuele II, 37B
20122 Milano
Italy
Telephone +39 02 76 383-1
Fax +39 02 76 383-870
Contact: Jobst Lehmann
Jobst.Lehmann@hypointernational.com

Munich location
Hypo Real Estate Bank International
Germany/CEE branch
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 25 55 20-0
Fax +49 89 25 55 20-209
Contact: Christoph Donner
Christoph.Donner@hypointernational.com

New York location
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017-6707
US
Telephone +1 212 671-63 00
Fax +1 212 671-64 02
Contact: Robert Dowling
Robert.Dowling@hypointernational.com
Peter Hannigan
Peter.Hannigan@hypointernational.com

Paris location
Hypo Real Estate Capital France S.A.
38, avenue de l'Opéra
75002 Paris
France
Telephone +33 1 53 05 74-00
Fax +33 1 53 05 74-09
Contact: Michel Koch
Michel.Koch@hypointernational.com

Stockholm location
Hypo Real Estate Bank International
Scandinavia branch
Regeringsgatan 38
11156 Stockholm
Sweden
Telephone +46 8 53 48 00-70
Fax +46 8 21 44 17
Contact:
Constantin Graf zu Stolberg
Constantin.Stolberg@hypointernational.com

Tokyo location
Hypo Real Estate Capital Japan Corporation
Otemachi 1st Square West Tower 18F
1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan
Telephone +81 3 32 85-60
Fax +81 3 32 85-32
Contact:
Dr. Leonard Meyer zu Brickwedde
Leonard.MeyerzuBrickwedde
@hypointernational.com

Hypo Real Estate Bank AG (Germany)
Von-der-Tann-Str. 2
80539 Munich
Germany
Telephone +49 89 28 80-0
Fax +49 89 28 80-10 319
Contact: Reiner Barthuber
info@hyporealestate.de

Württembergische Hypothekenbank AG
Büchsenstr. 26
70174 Stuttgart
Germany
Telephone +49 711 20 96-0
Fax +49 711 20 96-345
Contact: Ronald Vetter
welcome@wuertt-hyp.de

Future-oriented statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

The structure of the Supervisory Board and the Executive Board of Hypo Real Estate Holding AG

Supervisory Board of Hypo Real Estate Holding AG

Kurt F. Viermetz Chairman	**Prof. Dr. Klaus Pohle** (Vice Chairman)	**Dr. Ferdinand Graf von Ballestrem**	**Antoine Jeancourt-Galignani**	**Dr. Pieter Korteweg**	**Robert H. Mundheim**

Committee for Nomination and Board Procedures

Kurt F. Viermetz Chairman	**Dr. Pieter Korteweg**	**Prof. Dr. Klaus Pohle**

Audit Committee

Prof. Dr. Klaus Pohle Chairman	**Dr. Ferdinand Graf von Ballestrem**	**Antoine Jeancourt-Galignani**

Executive Board of Hypo Real Estate Holding AG

Georg Funke Chairman of the Executive Board	**Johann Berger** Spokesman of the Executive Board of Hypo Real Estate Bank AG	**Dr. Paul Eisele** Spokesman of the Executive Board of Württembergische Hypothekenbank AG	**Dr. Markus Fell** CFO/COO	**Frank Lamby** CRO

Hypo Real Estate Holding AG
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 (0) 89 203007-0
Fax +49 (0) 89 203007-772
www.hyporealestate.com

Hypo Real Estate
GROUP

Rule 12g3-2(b) File No.
82-34748

Press release

Hypo Real Estate Group reports strong earnings growth in the first six months of 2004 – net income before taxes rose by 46 percent

- **Consolidated pre-tax profit of EUR 114 million in H1 2004**
- **New business accelerates**
- **Forecasts for the entire year confirmed in full**

Munich, 11 August 2004 – Hypo Real Estate Holding AG, the international commercial real estate financier, recorded a positive development of business during the first six months of 2004 and achieved a substantial increase in earnings. The new business of the MDax listed company accelerated noticeably during the second quarter, as expected. The income statement indicators for the Group as a whole developed according to or slightly above plan. The forecast for the entire year 2004 is being confirmed in full.

Group performance

For the first half of 2004, Hypo Real Estate Group reports consolidated net income before taxes of EUR 114 million, representing an increase of 46 % over the pro-rata prior year figure of EUR 78 million. Adjusted by the exceptional income item ("lucky buy") generated in the prior year from the purchase of minority interests in the former WestHyp, net income before taxes even grew 90 %. During the first six months of 2004, consolidated net income increased by 45 % from EUR 58 million for the pro-rate prior year to EUR 84 million, corresponding to earnings per share of EUR 0.62 (pro-rata 2003: EUR 0.43).

From January to June, the Group's operating revenues developed according to plan to reach EUR 399 million (+ 8 % over the pro-rata prior year figure). Higher earnings contributions from the US real estate financing portfolio,

Hypo Real Estate Group
Press department

which has been included since the beginning of the year, and from new international business were thereby offset by a decline in operating revenues caused by the scheduled downsizing of the domestic portfolio. The addition to provisions for losses on loans and advances was EUR 146 million, compared to EUR 126 million in the pro-rata prior year (+ 16 %). This figure already includes the pro-rata risk shelter in the amount of EUR 65 million (pro-rata prior year: EUR 230 million) provided by HVB AG to the benefit of Hypo Real Estate Bank AG. Excluding the risk shelter, the addition to provisions for losses on loans and advances fell by EUR 145 million in prior-year comparison.

For the second quarter of 2004, the Hypo Real Estate Group reports consolidated net income before taxes in the amount of EUR 59 million, representing an increase of 51 % over the pro-rata prior year figure (EUR 39 million). Consolidated net income for the second quarter stood at EUR 43 million, an increase of 48 % over the pro-rata prior year figure (EUR 29 million).

Group balance sheet

The consolidated total assets of Hypo Real Estate Group as of June 30, 2004, of EUR 148.5 billion were EUR 4.4 billion or just under 3% lower than at year-end 2003. The municipal loans which do not form part of the core business were reduced by EUR 3.8 billion, while the real estate financings grew by EUR 0.8 billion. Total lending volume declined by 7.2 % to EUR 105.5 billion. Core capital remained unchanged at EUR 4.1 billion, raising the core capital ratio (compliant with BIS rules) from 7.6 to 7.9 % in reporting date comparison. The equity funds ratio (compliant with BIS rules) rose slightly from 11.5 to 11.6 %.

Outlook for the full year 2004

On the basis of the successful performance during the first half-year, the Board of Management has confirmed in full its previous forecasts for 2004. Consolidated net income before taxes is to move in a corridor between EUR 205 million and EUR 225 million (2003: EUR 156 million), with a return on equity after taxes of 3.5 to 4% (2003: 2.8 %).

Georg Funke, Chairman of the Management Board of Hypo Real Estate Holding AG: "After the first six months of 2004, the Group is fully on course. We have achieved and even slightly exceeded our ambitious plans. That our new business gained dynamism during the second quarter is especially positive. During the second half of the year, we will continue to accelerate the expansion of our international business. As regards the restructuring of our German business, we retain our expectation that this process may already be completed by the end of 2004 instead of during 2005."

Information on the business segments

Hypo Real Estate International

During the first half of 2004, net income before taxes in the segment Hypo Real Estate International more than doubled to EUR 94 million compared to the pro-rata prior year figure (EUR 44 million). This was due mainly to the inclusion of the US real estate financing portfolio acquired at year-end 2003 and to the successful new business. Operating revenues consequently grew from EUR 97 million to EUR 176 million. As was already the case during the first quarter, there were no specific bad debt charges during the April to June period. A portfolio-based provision in the amount of EUR 27 million was performed as a precautionary measure for the first six months of 2004.

New business accelerated strongly during the second quarter, rising to EUR 3.7 billion for the half-year period. The return on equity after taxes as per June 30, 2003, was 10.1 % compared to 4.3 % as per December 31, 2003.

Württembergische Hypothekenbank

The segment Württembergische Hypothekenbank remained on its solid development, achieving semi-annual net income before taxes in the amount of EUR 32 million (2003 pro rata: EUR 27 million). Since special items raised earnings during the second quarter, mid-year performance can, however, not be projected for the year as a whole. At EUR 49 million, operating revenues were slightly below the pro-rata prior year figure (EUR 52 million).

Hypo Real Estate Germany

Despite the expected reduction in operating revenues, the segment Hypo Real Estate Germany was able to improve net income before taxes from minus EUR 6 million in the prior-year period to minus EUR 1 million during the first six months of 2004 as a result of targeted portfolio downsizing. Operating revenues consequently fell to EUR 175 million (pro-rata 2003: EUR 218 million). Provisions for losses on loans and advances (reported at net value after deduction of the HVB risk shelter in the pro-rata amount of EUR 65 million) stood at EUR 110 million, an increase of EUR 15 million over the pro-rata prior year figure of EUR 95 million, reported net of a pro-rata risk shelter of EUR 230 million. Excluding the risk shelter, the addition to loan loss provisions therefore declined by EUR 150 million.

Rule 12g3-2(b) File No.
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During the first half-year 2004 Hypo Real Estate Germany made further progress in cutting back non-profitable or non-strategic financings. From January to June, the segment reduced its overall lending volume by EUR 5.0 billion. As per June 30, 2004, the total lending volume was EUR 71.5 billion.

Press contact:

Oliver Gruß
Fon: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group [(1)]
Operating performance (IFRS)

in € million	HREI	WuerttHyp	HREGe	Other/ consolidation	HREG
Net interest income					
01.01.-30.06.2004	111	54	182	-1	346
½ of 2003	69	55	210	3	337
Provisions for losses on loans and advances					
01.01.-30.06.2004	27	9	110	-	146
½ of 2003	19	12	95	-	126
Net interest income after provisions for losses on loans and advances					
01.01.-30.06.2004	**84**	**45**	**72**	**-1**	**200**
½ of 2003	**50**	**43**	**115**	**3**	**211**
Net commission income					
01.01.-30.06.2004	62	-5	-8	-	49
½ of 2003	27	-2	-3	-	22
Trading profit					
01.01.-30.06.2004	2	-	-	-	2
½ of 2003	-	-	-	-	-
General administrative expenses					
01.01.-30.06.2004	58	15	67	9	149
½ of 2003	32	16	76	6	130
Balance of other operating income /expenses					
01.01.-30.06.2004	1	-	1	-	2
½ of 2003	1	-1	11	-1	10
Operating profit/loss					
01.01.-30.06.2004	**91**	**25**	**-2**	**-10**	**104**
½ of 2003	**46**	**24**	**47**	**-4**	**113**
Net income from investments					
01.01.-30.06.2004	3	7	6	-1	15
½ of 2003	-2	3	-1	-	-
Balance of other income/expenses					
01.01.-30.06.2004	-	-	-5	-	-5
½ of 2003	-	-	-52	17	-35
thereof:					
Restructuring expenses					
01.01.-30.06.2004	-	-	5	-	5
½ of 2003	-	-	43	-	43
thereof:					
Additions to restructuring provisions					
01.01.-30.06.2004	-	-	2	-	2
½ of 2003	-	-	17	-	17
Profit/loss from ordinary activities / net income/loss before taxes					
01.01.-30.06.2004	**94**	**32**	**-1**	**-11**	**114**
½ of 2003	**44**	**27**	**-6**	**13**	**78**
Taxes on income					
01.01.-30.06.2004	22	-	6	2	30
½ of 2003	15	1	2	2	20
Net income/loss					
01.01.-30.06.2004	**72**	**32**	**-7**	**-13**	**84**
½ of 2003	**29**	**26**	**-8**	**11**	**58**
Minority interest					
01.01.-30.06.2004					-1
½ of 2003					-

Rule 12g3-2(b) File No.
82-34748

Profit					
1.1.-30.6.2004					83
½ von 2003					58

Key ratios

In %	HREI	WuerttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
01.01.-30.06.2004	33,0	30,6	38,3	37,3
2003	33,2	29,8	34,9	35,2
Return on equity after taxes				
01.01.-30.06.2004	10,1	10,1	-0,6	4,0
2003	4,3	8,2	-0,7	2,8

Balance sheet figures

Total assets (in € million)	HREG
30.6..2004	148.455
31.12.2003	152.877

Total volume of lending (in € million)	HREI	WuerttHyp	HREGe	Other/ consolidation	HREG
30.6..2004	15.903	18.992	71.496	-863	105.528
31.12.2003	17.777	19.460	76.489	-	113.726

Key capital ratios (compliant with BIS rules)	HREI	WuerttHyp	HREGe	HREG
Risk weighted assets (in € bn)				
30.6..2004	15,1	9,2	27,8	51,8
31.12.2003	14,5	9,4	30,6	54,0
Core capital ratio (in %)				
30.6..2004	9,6	7,0	7,6	7,9
31.12.2003[(2)]	8,9	6,9	7,4	7,6

1) After execution of essential restructuring in connection with the spin-off from the HVB AG, Hypo Real Estate Holding AG came into existence by entry in the commercial register on September 29, 2003. To improve comparability, the pro-rata figures from the audited consolidated financial statements for the period ending 31 December 2003 were applied as previous year values in the Interim Report as of June 30, 2004.

2) According to the approved Annual Financial Statements as at December 31, 2003.

Rule 12g3-2(b) File No.
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Summary of quarterly financial data

Hypo Real Estate Group	1st Quarter	2nd Quarter
Operating performance (in € million)		
Operating revenues	191	208
Provisions for losses on loans and advances	71	75
General administrative expenses	72	77
Net income from investments	11	4
Balance of other income/expenses	-4	-1
Net income before taxes	55	59
Net income	41	43
Key indicators	As per 31.3.2004	As per 30.6.2004
Total volume of lending (in € bn)	107,4	105,5
Risk weighted assets (compliant with BIS rules) (in € bn)	51,9	51,8
Core capital ratio (compliant with BIS rules) (in %)	7,9	7,9

Further information:
The Interim Report for the period ending 30 June 2004 of Hypo Real Estate Group can be viewed today from app. 08:30 hours onwards on the internet at www.hyporealestate.com.